Exhibit 6.13

September 6, 2022

Spencer Clarke LLC

1111 Lincoln Road, Suite 500

Miami Beach, FL 33139

Attn: Reid Drescher, President & CEO

Re: Amended Letter of Engagement

Gentlemen:

This letter serves to amend the Letter of Engagement between Spencer Clarke and Nightfood Holdings, Inc., dated February 2, 2021 (“Engagement Letter”). The Engagement Letter is hereby amended to provide that Spencer Clarke will waive a $100,000 placement fee and will waive its non-accountable expense allowance for Regulation A Offerings. Accordingly, Schedule A, first bullet point, is hereby amended and restated in full to read as follows:

Equity / Convertible Preferred / Convertible Debt Placement Success Fees (“Equity Placement”). Upon the closing of an equity placement, equity linked or its equivalent, Spencer Clarke shall be entitled to and have earned and be immediately paid a success fee, in cash, for any and all financings to the Company in an amount equal to a % of the total gross amount raised or committed by any source of the financing. The % success fee will be: 8.00% (eight percent) on the first $5 million of each financing; and then 6% (six percent) cash fee on all money and commitments above $5 million per financing. Equity Placement will include any debt structure that has any equity or warrant component. Fees shall be paid at each Closing. Notwithstanding the foregoing, the % success fee for offerings pursuant to Regulation A promulgated under the Securities Act of 1933, as amended, shall be a 5% (five percent) cash fee on all money raised as a cash investment, with no warrants and no other expenses, including no minimum $100,000 placement fee.

Additionally, Schedule A, fifth bullet point, is hereby amended and restated in full to read as follows:

Non-Accountable Expense Allowance. In addition to the other fees payable, Spencer Clarke will be entitled to and have earned and be immediately paid a nonaccountable expense allowance, in cash (the “Non-Accountable Fee”), upon each Closing equal to 2% of the first $1.5 million of the gross amount raised in each Closing (including amounts raised via conversion of existing indebtedness of the Company or exercise of cash warrants); provided, however, that Non-Accountable Fees excludes and shall not be payable for any offerings pursuant to Regulation A promulgated under the Securities Act of 1933, as amended.

In all other respects, the Engagement Letter is hereby declared to remain in full force and effect without modification, except as expressly provided herein. In the event of any conflict between the provisions contained in this letter and the provisions of the Engagement Letter, the provisions of this letter shall control and govern.

If the foregoing accurately reflects our agreement, please confirm that by signing on the signature page of this Amended Engagement Letter and returning a copy of it to your undersigned.

Sincerely,

NIGHTFOOD HOLDINGS, INC.

/s/ Sean Folkson
Name:	Sean Folkson
Title:	Chief Executive Officer

Agreed to and accepted this 7th day of September, 2022

SPENCER CLARKE LLC

By:	/s/ Reid Drescher
Name:	Reid Drescher
Title:	President & CEO